James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 22 April 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 21 April 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

STANDARD FORM TR-1 VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: JAMES HARDIE INDUSTRIES PLC 2. Reason for the notification (please tick the appropriate box or boxes): [ X ] an acquisition or disposal of voting rights [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached [ ] an event changing the breakdown of voting rights 3. Full name of person(s) subject to the notification obligationiii: BlackRock, Inc. 4. Full name of shareholder(s) (if different from 3.) iv: See Section 9 5. Date of the transaction and date on which the threshold is crossed or reachedv: 18/04/2025 6. Date on which issuer notified: 21/04/2025 7. Threshold(s) that is/are crossed or reached: Total holdings for BlackRock, Inc. have gone below 6%. Additionally, voting rights attached to shares for BlackRock, Inc. have gone below 6%. 8. Notified details: A) Voting rights attached to shares Class/type of shares (if possible using the ISIN CODE) Situation previous to the Triggering transaction vi Resulting situation after the triggering transactionviiviii Number of Sharesix Number of Voting rightsx Number of sharesxi Number of voting rightsxii % of voting rights Direct Direct xiii Indirectxiv Direct Indirect AU000000JHX1 N/A 27,555,879 N/A N/A 23,791,950 N/A 5.53%

SUBTOTAL A (based on aggregate voting rights) 23,791,950 5.53% B) Financial Instruments Resulting situation after the triggering transactionxv Type of financial instrument Expiration Datexvi Exercise/Conversion Period/ Datexvii Number of voting rights that may be acquired if the instrument is exercised/converted % of voting rights American Depository Receipts N/A N/A 692,323 0.16% SUBTOTAL B (in relation to all expiration dates) 692,323 0.16% Total (A+B) number of voting rights % of voting rights 24,484,273 24,484,273 5.69% 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexviii: Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients: Investment Manager Voting Rights % BlackRock Fund Advisors 7,955,652 1.850% BlackRock Institutional Trust Company, National Association 4,953,893 1.150% BlackRock Investment Management (Australia) Limited 4,758,803 1.100% BlackRock Advisors (UK) Limited 2,732,175 0.630%

BlackRock Investment Management (UK) Limited 1,065,894 0.240% Aperio Group, LLC 896,654 0.200% BlackRock Advisors, LLC 528,908 0.120% BlackRock Japan Co., Ltd. 460,381 0.100% BlackRock Asset Management Canada Limited 435,597 0.100% BlackRock Investment Management, LLC 329,881 0.070% BlackRock (Singapore) Limited 185,619 0.040% BlackRock Financial Management, Inc. 98,202 0.020% BlackRock Capital Management, Inc. 76,615 0.010% BlackRock Asset Management North Asia Limited 5,999 0.000% 10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]. 11. Additional information: Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 21 April 2025